Securities and Exchange Commission
RECEIVED

MAY 0 1 2008

Office of Compliance Inspection and Examinations

08031661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Long Wharf
(No. and Street)

Boston, (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Mellor 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company, LLP
(Name – *if individual, state last, first, middle name*)

14 West Plain Street, Wayland MA 01778
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Maureen C Conway

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAUREEN C. CONWAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2013

SPOONHILL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

SPOONHILL ASSET MANAGEMENT, INC.

BOSTON, MASSACHUSETTS

Firm ID#: 122377

FINANCIAL STATEMENTS

DECEMBER 31, 2007

INDEX

PARESKY
FLITT
& COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report

To the Stockholder of
Spoonhill Asset Management, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. as of December 31, 2007, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spoonhill Asset Management, Inc., as of December 31, 2007, and the results of its operations and cash flows and changes in stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on pages 12 and 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

February 14, 2008

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

PARESKY
FLITT
& COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report on the Internal Control Structure

As Required by SEC Rule 17a-5

To the Stockholder of
Spoonhill Asset Management, Inc.
Boston, Massachusetts

In planning and performing an audit of the financial statements of Spoonhill Asset Management, Inc. for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We did not consider procedures for safeguarding securities since the Company has not received directly or indirectly, or has held funds or securities for, or has owed funds or securities to customers, and has not carried accounts of, or for, customers.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures to the extent applicable (including tests of controls with such practices and procedures) followed by Spoonhill Asset Management, Inc. that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and the reserve required by Rule 15c-3(e)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange, Financial Industry Ruglation Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

February 14, 2008

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets	
Current Assets	
Cash	$ 275,039
Incentive fee receivable	241,594
Total Current Assets	516,633
Property and Equipment	
Office furniture and equipment	6,034
Accumulated depreciation	783
Net Property and Equipment	5,251
Other Assets	
Security deposit - rental space	5,363
Deposits	25,000
Total Other Assets	30,363
Total Assets	$ 552,247
Liabilities and Stockholder's Equity	
Current Liabilities	
Accounts payable - clearing account	$ 9,447
Deferred rent payable	4,331
Accrued expenses	106,834
Total Current Liabilities	120,612
Stockholder's Equity	
Common stock, 1,500 shares authorized, 1,000 shares issued and outstanding	60,000
Retained earnings	371,635
Total Stockholder's Equity	431,635
Total Liabilities and Stockholder's Equity	$ 552,247

See accompanying notes and independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

[redacted]

Revenues	
Investment and operational fees	$ 1,484,657
Operating Expenses	
Salaries and wages	295,214
Pension expense	200,000
Clearing fees	148,121
Rent	47,055
Travel and entertainment	43,372
Insurance	26,239
Professional fees	24,104
Payroll taxes	23,337
Office	18,757
Utilities	15,350
Dues and subscriptions	8,497
Telephone	8,323
Internet fees	4,625
Postage	1,288
Regulatory	1,285
Payroll service fee	1,211
Depreciation	783
Other taxes and fees	580
Bank fees	233
Total Operating Expenses	868,374
Income from Operations	616,283
Other Income (Expense)	
Interest income	12,216
Interest expense	(17,659)
Total Other Expenses	(5,443)
Net Income	$ 610,840

See accompanying notes and independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

[redacted]

Cash Flows from Operating Activities	
Net income	$ 610,840
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	783
Changes in assets and liabilities:	
Incentive fee receivable	(115,207)
Security deposits	(5,363)
Accrued expenses	288
Accounts payable - clearing account	(261,776)
Deferred rent payable	4,331
Net Cash Provided by Operating Activities	233,896
Cash Flows from Investing Activities	
Acquisition of property and equipment	(6,034)
Cash Flows from Financing Activities	
Distributions	(520,000)
Net Change in Cash	(292,138)
Cash - Beginning of Year	567,177
Cash - End of Year	$ 275,039

See accompanying notes and independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

[redacted]

Stockholder's Equity - Beginning of Year	$	340,795
Net Income		610,840
Distributions		(520,000)
Stockholder's Equity - End of Year	$	431,635

See accompanying notes and independent auditors' report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Spoonhill Asset Managment, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Spoonhill Asset Management, Inc. was incorporated under the laws of the Commonwealth of Massachusetts on May 6, 2002. The Company engages in the marketing of Hedge Fund Limited Partnerships to institutional and accredited investors in the United States and Europe. Additionally, the Company receives directed brokerage from its hedge fund clients. The Company clears all transactions through its clearing firm, Pershing, Inc.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

Cash and Cash Equivalents

The Company places its cash with high credit quality financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007, the Company's uninsured cash balances totaled $178,613.

Incentive Fee Receivable

The Company carries its incentive fee receivable at cost less an allowance for doubtful accounts. At December 31, 2007, management has deemed that all accounts are collectible; therefore, it has not established an allowance for doubtful accounts. On a periodic basis, the Company evaluates its incentive commission receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2007, there were no amounts included in receivables which were outstanding over 90 days old.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company generally does not charge interest on past due accounts. If a customer does not remit at least a partial payment in six months time and does not respond to collection efforts, the Company will turn them over for collection.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; while those for betterments and major renewals are charged to the property accounts.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the income of the Company is taxed on the stockholder's individual income tax return. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MAJOR CUSTOMERS

During the year ended December 31, 2007, the Company received its investment and operational fee revenue from four customers.

NOTE 3 - RELATED PARTIES

The Company's sole stockholder is also the sole stockholder of Windham Capital Group, Inc., a related party. As agreed to and approved by the National Association of Securities Dealers (NASD now FINRA) in an expense agreement dated April 30, 2003, Windham Capital Group, Inc., agreed to pay certain operating expenses of the Company. The Company is responsible for repaying these expenses on a monthly basis. The total expenses reimbursed and incurred by the Company under this agreement totaled $179,507 for the year ended December 31, 2007.

NOTE 4 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes are as follows:

Income taxes	$ -
Interest	$ 17,659

NOTE 5 - PENSION PLAN

In 2003, the Company, along with Windham Capital Group, Inc., established a defined benefit pension plan for their employees. Effective January 1, 2005, all employees were transferred to Spoonhill Asset Management, Inc. Previously, the pension benefit was allocated between both companies, however, effective January 1, 2005, 100% of the benefit obligation was assumed by Spoonhill Asset Management, Inc. There are no benefits anticipated to be paid by the plan in the next five years and in the aggregate for the five years thereafter due to the current age of the members of the plan. The contributions expected to be paid to the plan to the plan during 2008 will be at a minimum of $200,000. Total plan assets consist of hedge funds long/short equity (approximately 95%) and mutual funds (approximately 5%). The objective of the plan's investment is to consistently grow the capital through a diversified allocation to professional money managers. By allocating to hedge funds, we expect to avoid the large drawdowns typically associated with concentrated long only bets. The investment strategy is to receive at least an 8% return on plan assets. Total plan assets consist of Employer contributions to the plan totaled $200,000 for the year ended December 31, 2007. Significant information related to the plan is as follows:

NOTE 5 - PENSION PLAN (Cont.)

Change in Benefit Obligation	
Benefit Obligation, Beginning of Year	$ 706,794
Service cost	237,824
Interest cost	44,305
Actuarial gain	31,622
Benefits paid	-
Benefit Obligation, End of Year	$ 1,020,545
Change in Plan Assets	
Fair Value, Beginning of Year	$ 788,288
Actual return on plan assets	29,390
Employer contribution	210,000
Benefits paid	-
Fair Value, End of Year	$ 1,027,678
Funded status	$ (7,133)
Unrecognized net actuarial gain	(70,371)
Unrecognized transition obligation	-
Unrecognized prior service cost	-
Accrued benefit cost	$ 63,238

Weighted-average Assumptions

Discount rate	6%
Expected return on plan assets	6%
Rate of compensation increase	4%

Components of Net Periodic Benefit Cost

Service cost	$ 237,824
Interest cost	44,305
Expected return on plan assets	56,110
Amortization of unrecognized transition obligation	-
Amortization of unrecognized prior service cost	-
Recognized net actuarial gain	(1,095)
Net Periodic Benefit Cost	$ 224,924

SUPPLEMENTARY INFORMATION

SPOONHILL ASSET MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2007

[illegible]

Net Capital Computation		
Stockholder's Equity at End of Year	$	431,635
Less:		
Net Property and Equipment		5,251
Incentive Fee Receivable		241,594
Security Deposits		5,363
Net Capital	$	179,427
Excess Net Capital Computation		
Minimum Net Capital Required, Based on Aggregate Indebtedness	$	8,041
Minimum Dollar Requirement	$	5,000
Net Capital as Calculated Above	$	179,427
Net Capital Requirement, Greater of Above Minimums		8,041
Excess Net Capital	$	171,386
Computation of Aggregate Indebtedness	$	120,612
Reconciliation of Net Capital as Reported on December 31, 2007 Focus Report and Audited Financial Statements		
Net Capital as Reported on December 31, 2007 Focus Report (unaudited)	$	193,762
Adjustments		(14,335)
Net Capital	$	179,427

See independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
DECEMBER 31, 2007

[illegible] ...ORMATIO[illegible]

Compilation for determination of reserve requirements pursuant to Rule 15c3-3	Not applicable
Information relating to possession of control under Rule 15c3-3	Not applicable
Schedule of segregation requirement and funds in segregation pursuant to the Commodity Exchange Act	Not applicable

END

See independent auditors' report.